EXHIBIT 99.2











                      Banro Corporation
                      Consolidated Financial Statements
                      For the years ended December 31, 2005 and 2004 (Expressed in U.S. dollars)

                                               Banro Corporation
                                               Consolidated Financial Statements
                                               For the years ended
                                               December 31, 2005 and 2004
                                               (Expressed in U.S. dollars)




                                                                        Contents
--------------------------------------------------------------------------------


Auditors' Report                                                               3

Consolidated Financial Statements

     Balance Sheets                                                            4

     Statements of Operations and Deficit                                      5

     Statements of Cash Flows                                                  6

     Summary of Significant Accounting Policies                              7-9

     Notes to Financial Statements                                         10-25

[GRAPHIC OMITTED]
================================================================================
                                                                Auditors' Report
--------------------------------------------------------------------------------



To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.



/s/ BDO Dunwoody LLP

Chartered Accountants
Toronto, Ontario
February 24, 2006 (Except for Note 13 which is at March 30, 2006)

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

December 31                                                2005             2004
--------------------------------------------------------------------------------

Assets

Current
 Cash                                              $  1,651,937     $  9,057,197
 Short term investments (Note 2)                     21,789,603                -
 Accounts receivable and prepaid expenses               130,496           22,169
                                                   -----------------------------
                                                     23,572,036        9,079,366

Investments (Note 3)                                  1,246,203          361,390
Property, plant and equipment (Note 4)                1,132,570          595,714
Deferred exploration expenditures (Note 5)           12,162,137        2,697,131
                                                   -----------------------------
                                                   $ 38,112,946     $ 12,733,601
================================================================================

Liabilities and Shareholders' Equity

Current
 Accounts payable                                  $  1,421,571     $    208,826
                                                   -----------------------------
Shareholders' equity
 Share capital (Note 6)                              77,725,794       51,079,128
 Contributed surplus (Note 6)                         5,407,283        3,409,456
 Cumulative translation adjustment                       23,449                -
 Deficit                                           (46,465,151)     (41,963,809)
                                                   -----------------------------
                                                     36,691,375       12,524,775
                                                   -----------------------------
                                                   $ 38,112,946     $ 12,733,601
================================================================================
On behalf of the Board

(signed) "Peter N. Cowley"              Director
-----------------------------------
Peter N. Cowley

(Signed) "Arnold T. Kondrat"            Director
-----------------------------------
Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)

For the years ended December 31                       2005             2004             2003
--------------------------------------------------------------------------------------------------

Expenses
   Professional fees                            $  551,472        $  305,904         $ 156,212
   Consulting fees                                 760,655            96,004           258,412
   Office and sundry                               820,830           439,344           121,278
   Salary                                        1,374,511           561,784           272,604
   Employee stock based compensation               873,048         2,195,231           378,724
   Travel                                          526,818           362,553           160,299
   Shareholder relations and promotion             839,150           174,446            55,356
   Management fees                                  23,848                 -            34,256
   Interest and bank charges                        13,330             6,868             3,770
   Amortization                                     37,777            47,384            44,031
   Bad debt expenses                                     -           203,572                 -
   Foreign exchange gain                         (691,207)         (330,449)         (356,141)
                                            --------------------------------------------------
                                               (5,130,232)       (4,062,641)       (1,128,801)
Interest income                                    336,642           122,209            28,543
                                            --------------------------------------------------
Loss from operations                           (4,793,590)       (3,940,432)       (1,100,258)

Share of equity loss of BRC Diamond              (337,836)         (505,153)         (116,731)
Gain (loss) on dilution of interest in BRC         630,084           (2,232)           (2,899)
   Diamond
Loss on deconsolidation of Sakima                        -                 -           (2,551)
Write down of investment (Note 3)                        -         (225,901)                 -
Recovery of legal fees from lawsuit                      -            24,338           361,457
                                            --------------------------------------------------
Net loss for the year                          (4,501,342)       (4,649,380)         (860,982)

Deficit, beginning of year                     41,963,809)      (37,314,429)      (36,453,447)
                                            --------------------------------------------------
Deficit, end of year                        $ (46,465,151)    $ (41,963,809)     $(37,314,429)
=================================================================================================
Loss per share (Note 6(d))                  $       (0.16)    $       (0.18)     $      (0.04)
=================================================================================================





The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)


For the years ended December 31                                         2005             2004             2003
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
   Net loss for the period                                     $ (4,501,342)    $ (4,649,380)      $ (860,982)
   Adjustments to reconcile loss to net cash
     provided by operating activities
     Unrealized foreign exchange gain                            (1,488,349)        (380,850)        (110,854)
     Share of equity loss                                            337,836          505,153          116,731
     (Gain) loss on dilution of interest                           (630,084)            2,232            2,899
     Value of options issued (Note 6(c))                           1,585,965        2,195,231          472,198
     Amortization                                                     37,777           47,384           44,031
     Bad debts                                                             -          203,572                -
     Write down of investment                                              -          225,901                -
     Accrued interest                                              (191,603)                -          (8,320)
      Changes in non-cash working capital
        Accounts receivable and prepaid expenses                   (105,967)          (8,593)           28,980
        Accounts payable                                           1,209,355          157,413         (42,912)
                                                             ---------------- ---------------- ----------------
                                                                 (3,746,412)      (1,701,937)        (358,229)
                                                             ---------------- ---------------- ----------------
Investing activities
   Acquisition of property, plant and equipment                    (819,935)        (573,154)         (79,467)
   Short term investments                                       (21,598,000)                -                -
   Proceeds on amount due from BRC Diamond                                 -                -          189,574
   Due from related parties and note receivable                    (362,291)           63,344         (88,916)
   Deferred exploration expenditures (Note 5)                    (8,690,090)      (1,921,718)        (318,091)
                                                             ---------------- ---------------- ----------------
                                                                (31,470,316)      (2,431,528)        (296,900)
                                                             ---------------- ---------------- ----------------
Financing activities
   Common shares issued for cash                                  26,338,750       11,868,860          296,095
   Due to related parties                                                  -                -            4,912
                                                             ---------------- ---------------- ----------------
                                                                  26,338,750       11,868,860          301,007
                                                             ---------------- ---------------- ----------------

Foreign exchange gain on cash held in foreign currency             1,472,718          382,872           65,047
                                                             ---------------- ---------------- ----------------
Net increase (decrease) in cash during the year                  (7,405,260)        8,118,267        (289,075)
Cash, beginning of year                                            9,057,197          938,930        1,228,005
                                                             ---------------- ---------------- ----------------
Cash, end of year                                                $ 1,651,937      $ 9,057,197       $  938,930
==============================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


Nature of Business  Banro  Corporation's  (the "Company")  business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of       These consolidated financial statements include the accounts
  Consolidation     of the  Company,  its  wholly-owned  subsidiary  in  Canada,
                    Loncor Resources Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining
                    SARL,  Kamituga Mining SARL,  Lugushwa  Mining SARL,  Namoya
                    Mining SARL and Twangiza Mining SARL.

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant     Property,  plant  and  equipment  is  recorded  at cost less
  and Equipment     accumulated   amortization.   Amortization  is  recorded  as
                    follows:

                    Office furniture and fixtures -20% declining  balance  basis
                    Office equipment              -Straight line over four years
                    Vehicles                      -Straight line over four years
                    Communication equipment       -Straight line over four years
                    Field camps                   -Straight line over four years
                    Surveying equipment           -Straight line over four years
                    Geochemistry                  -Straight line over four years
                    Field equipment               -Straight line over four years
                    Leasehold improvements        -Straight line over five years

Asset Impairment    The Company  monitors  events and  changes in  circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


Foreign Currency    These consolidated financial statements are expressed in the
  Translation       functional  currency of the Company,  United States dollars.
                    For integrated  operations,  monetary assets and liabilities are  translated  at the spot rates of  exchange in effect at the end of the year;  non-monetary  items are  translated at historical  exchange  rates in  effect  on the  dates of the
                    transactions.    Revenues   and   expense   items,    except
                    amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred            Exploration costs relating to mineral  properties and rights
  Exploration       are  deferred  and  carried as an asset until the results of
  Expenditures      the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has a stock option  plan,  which is described in
                    Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method.
                    Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement    Effective  1 January  2004,  the  Company  adopted  the CICA
  Obligations       Handbook Section 3110 "Asset Retirement Obligations",  which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


Financial           Unless otherwise noted, it is management's  opinion that the
  Instruments       Company is not exposed to significant interest,  currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At the year end the Company held $9,408,409 (2004 - $2,314,908) in Canadian dollars.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest   Effective  January  1, 2005,  the  Company  adopted  the new
  Entities          accounting  standard  issued by the  Canadian  Institute  of
                    Chartered  Accountants  ("CICA")  to  account  for  variable interest entities  ("VIE's").  This new standard  recognizes that a controlling financial interest in an entity may exist through  arrangements that do not involve a voting interest.
                    Such  entities  are  considered  to  be  variable   interest
                    entities  and can arise from a variety of legal  structures.
                    By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE's expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company's financial position or results of operations.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

1.   Interest in Congolese Subsidiaries

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

--------------------------------------------------------------------------------

2.   Short Term Investments

     The Company has invested in US$ commercial papers with interest rates varying from 4.875% to 6.875% and maturities up to April 19, 2006 with a market value of $13,119,928 and Cdn. $ discount notes with maturities up to January 17, 2006 with a market value of $8,669,675.

--------------------------------------------------------------------------------

3.   Investments

     (a)  Investment in Nevada Bob's International Inc.

          The investment in Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, represents 6.05% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The investment was written down to its market value at December 31, 2004 of $150,601. The quoted market value of the shares on December 31, 2005 was $0.08 per share or $75,300 in the aggregate (December 31, 2004 - $150,601).

     (b)  Investment in BRC Diamond Corporation

          The Company owns 3,744,032 common shares, representing a 35.78% (December 31, 2004 - 39.67%) equity interest, in BRC Diamond Corporation (formerly BRC Development Corporation) ("BRC") with a quoted market value of approximately $9,657,864 at December 31, 2005 (December 31, 2004 - $7,007,985). The principal business of BRC is the acquisition and exploration of mineral properties. Effective August 11, 2004, BRC was continued under the Canada Business Corporations Act (BRC was formerly governed by the Ontario Business Corporations Act) and changed its name from BRC Development Corporation.

          On March 10, 2004, the Company completed a debt settlement transaction with BRC. Pursuant to this transaction, the Company received 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount.

          On April 29, 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn $ 2.50 per share for gross proceeds of Cdn $2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

3.   Investments (continued)

          The  Company's investment in BRC is summarized as follows:

                                                            2005            2004
                                                     ---------------------------

           Equity investment, beginning of period    $   202,431     $   413,132
           Shares received on debt settlement                  -         254,099
                                                     ---------------------------
                                                         202,431         667,231

           Share of loss                               (337,836)       (505,153)
           Gain (loss) on dilution of interest         (630,084)         (2,232)
           Share of contributed surplus                  190,164          42,585
           Cumulative translation adjustment              23,449               -
                                                     ---------------------------

           Equity investment, end of period              708,292         202,431
           Amount due from BRC                           387,310           8,358
                                                     ---------------------------
                                                     $ 1,095,602     $   210,789
                                                     ===========================

          BRC's summarized audited balance sheet and income statement for the years ended December 31, 2005 and 2004, converted to US $ at the year end rate of exchange, are as follows:

                                                            2005            2004
                                                     ---------------------------
     Assets
        Current assets                               $   159,213      $   96,111
        Investment                                        79,096         133,681
        Mineral properties                             2,366,550         434,781
        Property, plant and equipment                    185,829          40,205
                                                     ---------------------------
                                                       2,790,688         704,778
                                                     ---------------------------

     Liabilities                                         811,116         256,497
                                                     ---------------------------
     Net Equity                                      $ 1,979,572      $  448,281
                                                     ===========================


                                                      2005             2004              2003
                                              -----------------------------------------------
      Income Statement
          Interest income                       $      263     $          7       $        2
          Expenses                               (899,996)        (309,511)        (340,649)
          Write-off of investment                        -        (890,863)                -
          Write-off of mineral claims             (25,465)          (4,654)          (3,169)
                                              -----------------------------------------------
      Net Loss                                  $(925,198)     $(1,205,021)       $(343,816)
                                              ===============================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment

                                                                    Accumulated           Net Book
     December 31, 2005                                  Cost       Amortization              Value
                                            ---------------------------------------------------------

     Office furniture and fixtures                $   31,489         $   17,152         $   14,337
     Office equipment                                341,984            164,354            177,630
     Vehicle                                         607,586            141,986            465,600
     Communication equipment                          32,347             11,842             20,505
     Field camps                                     350,182             65,456            284,726
     Surveying equipment                              76,736             12,300             64,436
     Geochemistry                                    105,167             22,338             82,829
     Field equipment                                  13,993              1,827             12,166
     Leasehold improvement                           119,115            108,774             10,341
                                            ---------------------------------------------------------
                                                 $ 1,678,599         $  546,029        $ 1,132,570
                                            =========================================================



                                                                    Accumulated           Net Book
     December 31, 2004                                  Cost       Amortization              Value
                                            ---------------------------------------------------------
     Office furniture and fixtures                $   30,839         $   13,922         $   16,917
     Office equipment                                270,768            102,305            168,463
     Vehicle                                         308,852             42,477            266,375
     Communication equipment                          32,347              3,755             28,592
     Field camps                                      86,100              7,605             78,495
     Surveying equipment                              24,012              3,002             21,010
     Leasehold improvement                           105,746             89,884             15,862
                                            ---------------------------------------------------------
                                                  $  858,664         $  262,950         $  595,714
                                            =========================================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures

     Deferred Exploration

                                                                2005                           Cumulative
                                                                                           from inception
                                                                                         in April 1994 to
                                                                                   2004 December 31, 2005
                                                     -----------------------------------------------------
     Exploration cost                                    $ 8,690,090      $ 1,921,718        $ 27,087,979
     Stock option compensation expense                       529,614          380,212             909,826
     Amortization of plant and equipment                     245,302           72,511             353,263
                                                     -----------------------------------------------------
     Net expenditure                                       9,465,006        2,374,441          28,351,068
     Effect of exchange rate change                                -                -               2,511
                                                     -----------------------------------------------------
                                                           9,465,006        2,374,441          28,353,579
     Write-off                                                     -                -        (16,191,442)
                                                     -----------------------------------------------------
                                                         $ 9,465,006      $ 2,374,441        $ 12,162,137
                                                     =====================================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures (continued)

     Mineral rights

                                                                 Cumulative from
                                                                    inception in
                                                                   April 1994 to
                                                                    December 31,
                                     2005                2004               2005
                          ------------------------------------------------------
     Mineral rights       $             -     $             -       $  9,681,194
     Write-off                          -                   -        (9,681,194)
                          ------------------------------------------------------
                          $             -     $             -       $          -
                          ======================================================

     Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

--------------------------------------------------------------------------------

6.   Share Capital

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                            Number of Shares(ii)          Amount
                                            ------------------------------------

         December 31, 2002                            19,773,188    $ 39,173,793
         Exercise of stock options                        82,500          23,017
         Exercise of warrants                          1,000,000         273,078
                                            ------------------------------------

         December 31, 2003                            20,855,688      39,469,888
         Exercise of stock options                     1,010,000         286,024
         Exercise of warrants                            700,000         286,048
         Issued during the year (i)                    4,000,000      11,037,168
                                            ------------------------------------

         December 31, 2004                            26,565,688    $ 51,079,128
         Exercise of stock options                       406,000         246,467
         Exercise of warrants                            240,000       1,048,939
         Issued during the year (iii), (iv)            5,500,000      25,351,260
                                            ------------------------------------
         December, 2005                               32,711,688    $ 77,725,794
                                            ====================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (b)  Issued Share Capital - Common Shares (continued)

          (i) On March 30, 2004, the Company completed a private placement (the "Offering") of 4,000,000 common shares at Cdn $4.00 per share for gross proceeds of Cdn $16,000,000 (US$ 12,201,600).

               Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 240,000 broker warrants (the "Broker Warrants"). Each Broker Warrant entitled the holder thereof to purchase one common share of the Company at a price of Cdn $4.00 for a period of one year. These Broker Warrants were exercised on March 23, 2005.

          (ii) In December 2004 the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company. This stock split was authorized by the shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004. All common share information has been restated to reflect this stock split.

          (iii) On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company's agent in connection with the financing.

          (iv) In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (c)  Stock Options

          The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2005, the Company had 4,407,000 stock options outstanding to acquire common shares at a weighted-average price of Cdn $3.74 per share, expiring at various dates between October 2006 and September 2010.

          The following table summarizes information about stock options during the year (1):

                                                                        Weighted
                                                  Number of     average exercise
                                                    Options           price Cdn$
                                             -----------------------------------
      Outstanding at December 31, 2002            1,488,500                 0.41
      Exercised, expired or forfeited             (182,500)               (0.66)
      Granted                                       857,000                 2.02
                                             -----------------------------------
      Outstanding at December 31, 2003            2,163,000                 1.03
      Exercised                                 (1,010,000)               (0.37)
      Granted                                     2,560,000                 3.61
                                             -----------------------------------
      Outstanding at December 31, 2004            3,713,000                 2.99
      Exercised or cancelled                      (456,000)               (1.62)
      Granted                                     1,040,000                 5.12
                                             -----------------------------------
      Outstanding at December 31, 2005            4,297,000                 3.70
                                             ===================================

     (1) The numbers in the stock option tables, prior to December 2004, have been retroactively adjusted to reflect the effects of the Company's stock split discussed in note 6(b) (ii).

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (c)  Stock options - (continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at December 31, 2005(1):

                                              Options outstanding and exercisable
                            ---------------------------------------------------------------------------
                                                     Number         Options   Exercise
                   Date of                      outstanding     Exercisable      price       Expiry
                     grant                      at 12/31/05     at 12/31/05      Cdn $         date
                  10/16/03                          337,000         337,000     2.00       10/16/08
                  10/16/03                           70,000          70,000     2.00       10/16/06
                  10/29/03                          200,000         200,000     2.055      10/29/08
                  10/29/03                          200,000         200,000     2.055      10/29/06
                  01/21/04                          800,000         800,000     3.00       01/21/09
                  02/03/04                          100,000         100,000     3.00       02/03/09
                  02/17/04                          300,000         300,000     3.50       02/17/09
                  03/16/04                          400,000         400,000     4.10       03/16/09
                  06/24/04                          790,000         790,000     4.00       06/22/09
                  08/31/04                           80,000          60,000     4.00       08/31/09
                  10/06/04                           40,000          30,000     4.00       10/06/09
                  12/14/04                           40,000          20,000     4.50       12/14/09
                  02/11/05                           90,000          45,000     4.70       02/10/10
                  02/11/05                          200,000         100,000     4.70       02/10/08
                  03/01/05                           70,000          35,000     4.70       03/01/10
                  05/02/05                          200,000         100,000     5.25       05/02/08
                  07/19/05                           15,000           3,750     5.25       07/19/10
                  07/20/05                          150,000          37,500     5.25       07/20/08
                  08/08/05                           50,000          12,500     6.65       08/08/10
                  08/31/05                           95,000          23,750     6.60       08/31/10
                  09/09/05                           70,000          17,500     6.68       09/09/10
                                            ----------------------------------
                                                  4,297,000      3,682,000
                                            ==================================

          (1) The numbers in the stock option tables, prior to December 2004, have been retroactively adjusted to reflect the effects of the Company's stock split discussed in note 6(b) (ii).

          2003

          During 2003, the Company recognized in the statement of operations as an expense $378,724 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. This amount was credited accordingly to contributed surplus in the balance sheet.

          During 2003, a total of 145,000 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the statement of operations as an expense and was credited accordingly to contributed surplus in the balance sheet. During 2003 a total of 100,000 options previously granted to consultants were cancelled.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (c)  Stock Options - (continued)

          2004

          During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

          2005

          During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. An amount of $529,614 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company's stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

          (i)  risk-free  interest  rate:  2.9% to 3.28% (2004 - 2.24% to 3.34%;
               2003 - 2.54%)

          (ii) expected  volatility:  32.16% to 43.21%  (2004 - 51.21% to 97.1%;
               2003 - 118%)

          (iii) expected life: 3 to 5 years (2004 - 2.77 years; 2003 - 3.74 years)

          (iv) expected dividends: $Nil (2004 - $Nil; 2003 - $Nil)

          A summary of the status of the Company's non-vested options as at December 31, 2005 and changes during the year is presented below:


                                                                        Weighted
                                                Number of          average grant
      Non-vested options                          options        date fair value
                                              ----------------------------------
      Non-vested at December 31, 2004           1,371,417              $    1.57
      Granted                                   1,040,000                   1.92
      Vested                                  (1,736,417)                 (1.63)
                                              ----------------------------------
      Non-vested at December 31, 2005             675,000               $   1.71
                                              ==================================

          As at December 31, 2005 there was $677,951 of total unrecognized compensation cost related to non-vested options granted under the plan. This cost is expected to be recognized in 2006 and 2007.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)

     (d)  Earnings (Loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2005, amounting to 28,963,611 (2004 - 25,322,729; 2003 -
          19,837,572) common shares. The weighted average common shares outstanding have been adjusted to reflect the stock split discussed in
          Note 6(b)(ii).

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

     (e)  Contributed Surplus

                                                      2005                  2004
                                             -----------------------------------
          Balance, beginning of the year     $   3,409,456          $    531,808
          Options granted                        2,115,579             2,575,443
          Options granted by BRC                   190,164                42,585
          Options exercised                       (48,296)                     -
          Warrants (exercised) granted           (259,620)               259,620
                                             -----------------------------------
          Balance, end of the year           $   5,407,283          $  3,409,456
                                             ===================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

7.   Related Party Transactions

     Management fees of $23,848 (2004 - $Nil; 2003 - $34,256) were paid to directors of the Company.

     Legal fees of $392,655 (2004 - $294,865; 2003 - $78,047) were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At the year end $22,372 (2004 - $23, 207) owing to this legal firm was included in accounts payable.

     These transactions are in the normal course of operations and are measured at the exchange value.

--------------------------------------------------------------------------------

8.   Income Taxes

     The Company's income tax provisions (recovery) for the years ended December 31, 2005, 2004 and 2003 have been calculated as follows:

                                                                  2005             2004             2003
                                                      -----------------------------------------------------
      Net loss for the year                            $     4,501,342   $     4,649,380   $      860,982
                                                      =====================================================
      Combined federal and provincial income
            tax rates                                            36.12%            36.12%           36.62%
                                                      =====================================================
      InIncome tax recovery at Canadian federal
               and provincial statutory rates          $    (1,625,885)  $    (1,679,356)  $     (315,292)

      Share issue costs                                       (115,945)          (65,965)               -
      Other                                                          9               552           10,817
      Non deductible amounts expensed                          317,262           980,379           79,427
      Losses expired                                           311,726           151,721          448,949
      Change in tax rate                                             -                 -           34,973
      Change in valuation allowance                          1,112,833           612,669         (258,874)
                                                      -----------------------------------------------------
                                                       $             -   $             -   $            -
                                                      =====================================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

8.   Income Taxes - (continued)

     The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2005 and 2004 are summarized as follows:

                                                                        2005                      2004
                                                             -----------------------------------------
      Property, plant and equipment                            $      66,549              $     52,904
      Investments                                                     19,848                   160,168
      Foreign exchange                                             (537,592)                 (135,319)
      Non-capital losses carried forward                           4,252,787                 2,611,006
                                                             -----------------------------------------
      Net future tax asset before valuation allowance              3,801,592                 2,688,759
      Valuation allowance                                        (3,801,592)               (2,688,759)
                                                             -----------------------------------------
      Net future tax asset                                     $           -              $          -
                                                             =========================================

     As at December 31, 2005, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

                2006                      $      696,000
                2007                             731,000
                2008                             902,000
                2009                           1,551,000
                2010                             352,000
                2014                           2,134,000
                2015                           5,408,000
                                          --------------
                                            $ 11,774,000
                                          ==============

     A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

--------------------------------------------------------------------------------

9.   Lease Commitments

     The Company's future minimum lease commitments for office premises as at December 31, 2005 for the following five years are as follows:

                2006                           $ 161,199
                2007                              80,329
                2008                              80,329
                2009                              80,329
                2010                              53,553

     The  Company  has  entered   into  a  contract  for  the   preparation   of
     environmental reports. As at December 31, 2005 there was a $100,000 commitment remaining on this contract.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

10.  Segmented Reporting

     The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

                                                                                        2005           2004
                                                                            -------------------------------
     Democratic Republic of the Congo - deferred exploration costs              $ 12,162,137    $ 2,697,131
     Democratic Republic of the Congo - capital assets                             1,090,279        518,115
     Canada - capital assets                                                          42,291         77,599
                                                                            -------------------------------
                                                                                $ 13,294,707    $ 3,292,845
                                                                            ===============================


--------------------------------------------------------------------------------

11.  Comparative Figures

     The prior period figures have been reclassified to conform to the current presentation.

--------------------------------------------------------------------------------

12.  Significant Non-cash Transactions

     During the year the Company undertook the following significant non-cash transactions:


                                                                  2005              2004             2003
                                                            ---------------------------------------------
      Amortization included in deferred exploration
            expenditures                                    $  245,302       $    72,511       $    4,599
      Stock option compensation included in deferred
            exploration expenditures                           529,614           380,212                -
      Shares received on debt settlement                             -           254,099          376,502


--------------------------------------------------------------------------------

13.  Subsequent events

     In February and March 2006, the Company received Cdn$3,616,050 from the exercise of 1,219,500 stock options previously granted under the Company's stock option plan.

     In March 2006, BRC completed a private placement financing of 1,900,000 of its common shares at a price of Cdn$3.50 per share resulting in aggregate gross proceeds of Cdn$6,650,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 30.28% (December 31, 2005 - 35.78%). In addition, all outstanding advances due from BRC were repaid in full.

     On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of Loncor Resources Inc. to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company's equity interest in Loncor Resources Inc. being reduced from 100% to 48.76%. There was no significant gain or loss recognized on this transaction.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

14.  Generally Accepted Accounting Principles in Canada and the United States

     The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("U.S. GAAP") except for the following:

     (a)  Employee and Directors Stock Options

          Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

          Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

          Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

     (b)  Mineral Properties

          U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

     (c)  Comprehensive Income

          Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

     (d)  Marketable Securities

          Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

     (e)  Equity Investment

          For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

     (f)  Recently issued United States Accounting Standards

          In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first fiscal period beginning after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The Company has determined that this will have no effect on the Company's consolidated financial position or results of operations.

          In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a significant effect on the Company's financial statements.

          In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

     The impact of the foregoing on the financial statements is as follows:

     Income Statement

                                                                      2005             2004              2003
                                                          ---------------------------------------------------
        Loss per Canadian GAAP                               $ (4,501,342)    $ (4,649,380)     $   (860,982)
        Equity loss adjustment                                     642,677         (19,702)          (25,234)
        Deferred exploration                                   (9,465,006)      (2,374,441)         (322,690)
                                                          ---------------------------------------------------
        Loss per U.S. GAAP                                    (14,609,025)      (7,043,523)       (1,208,906)
        Other comprehensive gain(loss) - Cumulative
            translation adjustment                                  21,804         (38,341)            66,449
        Other comprehensive gain(loss) - Adjustment for
            shares held for sale                                  (75,301)           56,475          (56,475)
                                                          ---------------------------------------------------
        Total comprehensive loss                             $(14,662,522)    $ (7,025,389)     $ (1,198,932)
                                                          ===================================================
        Loss per share (basic and diluted)                   $      (0.50)    $      (0.28)     $      (0.06)
                                                          ===================================================

     Balance Sheet

                                                                                        2005             2004
                                                                             --------------------------------
         Total assets per Canadian GAAP                                        $  38,112,946     $ 12,733,601
         Investment held for sale                                                   (75,301)
         Equity investment                                                           846,753        (202,431)
         Deferred exploration                                                   (12,162,137)      (2,697,131)
                                                                             --------------------------------
         Total assets per U.S. GAAP                                            $  25,028,755     $  9,834,039
                                                                             ================================
         Total liabilities per Canadian and U.S. GAAP                          $   1,421,571     $    208,826
                                                                             ================================
         Shareholders' equity per Canadian GAAP                                $  36,691,375     $ 12,524,775
           Equity investment adjustments                                           (845,108)        (202,431)
           Cumulative translation adjustment                                        (23,449)
           Deferred exploration                                                 (12,162,137)      (2,697,131)
         Accumulated other comprehensive loss per U.S. GAAP
            Accumulated other comprehensive loss                                    (75,301)                -
           Cumulative translation account                                             21,804
                                                                             --------------------------------
         Total shareholders' equity per U.S. GAAP                              $  23,607,184     $  9,625,213
                                                                             ================================
         Total liabilities and shareholders' equity per
           U.S. GAAP                                                           $  25,028,755     $  9,834,039
                                                                             ================================

================================================================================
                                                               Banro Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

     Cash Flow

                                                                          2005             2004              2003
                                                               --------------------------------------------------
Cash flow provided by (used in)
   Operating activities per Canadian GAAP                        $ (3,746,412)    $ (1,701,937)       $ (358,229)
   Deferred exploration                                            (8,690,090)      (1,921,718)         (318,091)
                                                               --------------------------------------------------
   Operating activities per US GAAP                               (12,436,502)      (3,623,655)         (676,320)
                                                               --------------------------------------------------
   Investing activities per Canadian GAAP                         (31,470,316)      (2,431,528)         (296,900)
   Deferred exploration                                              8,690,090        1,921,718           318,091
                                                               --------------------------------------------------
   Investing activities per US GAAP                               (22,780,226)        (509,810)            21,191
                                                               --------------------------------------------------
   Financing activities per Canadian & US GAAP                      26,338,750       11,868,860           301,007
                                                               --------------------------------------------------
   Effect of foreign exchange on cash                                1,472,718          382,872            65,047
                                                               --------------------------------------------------
   Net increase (decrease) in cash during the year                 (7,405,260)        8,118,267         (289,075)
   Cash, beginning of year                                           9,057,197          938,930         1,228,005
                                                               --------------------------------------------------
   Cash, end of the year                                          $  1,651,937     $  9,057,197        $  938,930
                                                               ==================================================